Exhibit 99.1
For Immediate Release: August 5, 2010
For More Information, Contact:
Thomas C. Leonard, Senior Vice President and Chief Financial Officer
Phone: 603-913-2300
Fax: 603-913-2305
Pennichuck Corporation Announces Higher Second Quarter Earnings
MERRIMACK, NH (August 5, 2010) – Pennichuck Corporation (NASDAQ: PNNW) today announced that net income for its second quarter ended June 30, 2010 was $996,000, or $0.21 per share (diluted), on revenues of $9.1 million. Excluding non-operating eminent domain-related costs which totaled $134,000, second quarter earnings would have been $0.23 per share (diluted). This compares to earnings for the second quarter in 2009 of $763,000, or $0.18 per share (diluted), on revenues of $8.5 million. Excluding eminent domain-related costs which totaled $70,000, 2009 second quarter earnings would have been $0.19 per share (diluted).
The increase in second quarter earnings was due principally to increased water utility revenues of $841,000 offset in part by higher utility operating expenses of $419,000 and increased income tax expense of $152,000.
The increase in utility revenues for the quarter resulted from higher water rates prospectively granted by the New Hampshire Public Utilities Commission (“NHPUC”) to the Company’s Pennichuck Water Works, Inc. utility subsidiary (“PWW”) in August 2009 and increased water usage volumes due to dryer and warmer weather conditions toward the end of the quarter as compared to the same period in 2009. The increase in utility operating expenses for the quarter was due principally to higher real estate taxes including state utility taxes, increased production costs, and increased general and administrative expenses.
Net income for the six months ended June 30, 2010 was $1.1 million, or $0.23 per share (diluted), on revenues of $16.5 million. Excluding non-operating eminent domain-related costs which totaled $233,000, earnings for the six months ended June 30, 2010 would have been $0.26 per share (diluted). This compares to earnings for the six months ended June 30, 2009 of $695,000, or $0.16 per share (diluted), on revenues of $15.5 million. Excluding eminent domain-related costs which totaled $188,000, earnings for the six months ended June 30, 2009 would have been $0.19 per share (diluted).

The increase in earnings for the six months was due principally to increased water utility revenues of $1.3 million and a decrease in interest expense of $148,000, offset in part by higher utility operating expenses of $602,000, lower Allowance for Funds Used During Construction (“AFUDC”) of $131,000, lower water management service operating income of $100,000, higher eminent domain expenses of $45,000 and increased income tax expense of $246,000.
The increase in utility revenues for the six month period resulted from higher water rates prospectively granted by the NHPUC to PWW in August 2009 and increased water usage volumes due to dryer and warmer weather conditions toward the end of the period as compared to the same period in 2009. The increase in utility operating expenses for the six months was due principally to increased production costs, higher real estate taxes including state utility taxes, and increased general and administrative expense.
Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company’s real estate operations are involved in the ownership, management and commercialization of real estate in southern New Hampshire.
Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.” The Company’s website is at www.pennichuck.com.
This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the outcome of requests for rate relief from the NHPUC from time to time, the implications of the New Hampshire Supreme Court’s March 25, 2010 decision affirming the eminent domain order of the NHPUC in favor of the City of Nashua, New Hampshire; the impact of an eminent domain taking by Nashua on business operations and net assets; the possible application of RSA 38:13 to a negotiated sale of the stock of Pennichuck Corporation to Nashua under the 2007 special legislation that authorizes the city to purchase and hold the stock of Pennichuck Corporation in settlement of the municipalization proceeding; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and the impact of weather. Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statement.

Pennichuck Corporation and Subsidiaries
Comparative Financial Results

Quarter Ended June 30:	2010	2009
Operating Revenues	$9,135,000	$8,452,000
Operating Income	$2,631,000	$2,239,000
Net Income	$996,000	$763,000
Earnings Per Common Share:
Basic	$0.21	$0.18
Diluted	$0.21	$0.18
Weighted Average Common Shares Outstanding:
Basic	4,657,543	4,253,870
Diluted	4,690,560	4,272,528

Six Months Ended June 30:	2010	2009
Operating Revenues	$16,529,000	$15,475,000
Operating Income	$3,686,000	$3,069,000
Net Income	$1,071,000	$695,000
Earnings Per Common Share:
Basic	$0.23	$0.16
Diluted	$0.23	$0.16
Weighted Average Common Shares Outstanding:
Basic	4,656,045	4,253,218
Diluted	4,680,001	4,263,124

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